SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. ____)

Oblong, Inc.

(Name of Issuer)

COMMON Stock

(Title of Class of Securities)

674434105

(CUSIP Number)

December 7, 2020

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 6 Pages)

1.	NAME OF REPORTING PERSON The Special Equities Opportunity Fund, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 580,000 Shares
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 580,000 Shares
	8.	SHARED DISPOSITIVE POWER None.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,000 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
The aggregate amount in Row 9 represents the maximum amount that The Special Equities Opportunity Fund, LLC can beneficially control under a contractually stipulated 4.99% ownership restriction. The Full conversion and/or exercise of The Special Equities Opportunity Fund, LLC securities would exceed this restriction.
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.62%
12.	TYPE OF REPORTING PERSON: CO

Item 1(a).	Name of Issuer.

Oblong, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

25587 Conifer Road, Suite 105-231 Denver, Colorado 80433

Item 2(a).	Names of Person Filing.

The Special Equities Opportunity Fund, LLC

Item 2(b).	Address of Principal Business Office, or if none, Residence.

135 Sycamore Drive Roslyn, New York 11576

Item 2(c).	Citizenship.

Delaware

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number. 674434105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	AMOUNT BENEFICIALLY OWNED: 580,000 Shares
(b)	PERCENT OF CLASS: 7.62%
(c)	NUMBER OF SHARESAS TO WHICH SUCH PERSON HAS:
(i)	SOLE POWER TO VOTE OR DIRECT THE VOTE: 580,000 Shares
(ii)	SHARED POWER TO VOTE OR DIRECT THE VOTE: 0 Shares
(iii)	SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF: 580,000 Shares
(iv)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 0 Shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2020

Spherix Incorporated

By:	/s/Jonathan Schechter
Name: Jonathan Schechter
Title: Principal